UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

For the Year Ended December 31, 2004

UNITIL RESOURCES, INC.

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Date of Incorporation	May 26, 1993
State of Incorporation	New Hampshire

Name, Title and address of officer to whom correspondence concerning this report should be addressed:

Laurence M. Brock, Controller & Treasurer

6 Liberty Lane West

Hampton, New Hampshire 03842-1720

Name of Principal Holding Company:

UNITIL Corporation

(1)	This report is being filed pursuant to the requirements of H.C.A.R. Number 35-25816, which specifies that UNITIL Resources, Inc. must file an annual report using, where applicable, Form U-13-60 reporting format.

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number
ORGANIZATION CHART	35
METHODS OF ALLOCATION	36
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	36
SIGNATURE CLAUSE	37

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

		AS OF DECEMBER 31
ACCOUNT	ASSETS AND OTHER DEBITS	CURRENT	PRIOR
	COMPANY PROPERTY
101	Company property (Schedule II)	$1,527,070	$1,527,070
107	Construction work in progress (Schedule II)	—	—

	Total Property	1,527,070	1,527,070

108	Less accumulated provision for depreciation and amortization of company
	property (Schedule III)	1,333,279	1,265,066

	Net Company Property	193,791	262,004

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	—	—
124	Other investments (Schedule IV)	—	—

	Total investments	—	—

	CURRENT AND ACCRUED ASSETS
131	Cash	82,630	268,945
134	Special deposits	7,000	7,000
135	Working funds	—	—
136	Temporary cash investments (Schedule IV)	—	—
141	Notes receivable	—	—
143	Accounts receivable	402,990	274,842
144	Accumulated provision for uncollectable accounts	—	—
146	Accounts receivable from associate companies (Schedule V)	37,048	351,935
152	Fuel stock expense undistributed (Schedule VI)	—	—
154	Materials and supplies	—	—
163	Stores expense undistributed (Schedule VII)	—	—
165	Prepayments	438	(72)
173	Unbilled and Accrued Revenues (Schedule VIII)	76,143	—

	Total Current and Accrued Assets	606,249	902,650

	DEFERRED DEBITS
181	Unamortized debt expense	—	—
184	Clearing accounts	—	—
186	Miscellaneous deferred debits (Schedule IX)	—	—
188	Research, development, or demonstration expenditures (Schedule X)	—	—
190	Accumulated deferred income tax	—	—

	Total Deferred Debits	—	—

	TOTAL ASSETS AND OTHER DEBITS	$800,040	$1,164,654

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE I - COMPARATIVE BALANCE SHEET

		AS OF DECEMBER 31
ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	CURRENT	PRIOR
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$100	$100
207	Premium on common stock (Schedule XI)	$9,900	9,900
211	Miscellaneous Paid in Capital	$4,890,000	4,890,000
215	Appropriated retained earnings (Schedule XI)	$—	—
216	Unappropriated retained earnings (Schedule XI)	$(4,857,667)	(4,717,446)

	Total Proprietary Capital	42,333	182,554

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	—	—
224	Other long-term debt (Schedule XII)	—	—
225	Unamortized premium on long-term debt	—	—
226	Unamortized discount on long-term debt-debit	—	—

	Total Long-Term Debt	—	—

227	Obligations under capital leases - non-current	—	—
	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	1,119,981	1,191,081
232	Accounts payable	52,140	41,288
233	Notes payable to associate companies (Schedule XIII)	—	—
234	Accounts payable to associate companies (Schedule XIII)	143,064	333,904
236	Taxes accrued	(101,844)	(612,344)
237	Interest accrued	—	—
238	Dividends declared	—	—
241	Tax collections payable	—	—
242	Miscellaneous current and accrued liabilities (Schedule XIII)	13,600	1,871
243	Obligations under capital leases - current	—	—

	Total Current and Accrued Liabilities	1,226,941	955,800

	DEFERRED CREDITS
253	Other deferred credits	—	—
255	Accumulated deferred investment tax credits	—	—

	Total Deferred Credits	—	—

282	ACCUMULATED DEFERRED INCOME TAXES	(469,234)	26,300

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$800,040	$1,164,654

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE II - COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR
ACCOUNT	COMPANY PROPERTY

301	ORGANIZATION

303	MISCELLANEOUS INTANGIBLE PLANT

304	LAND AND LAND RIGHTS

305	STRUCTURES AND IMPROVEMENTS

306	LEASEHOLD IMPROVEMENTS

307	EQUIPMENT 2/

308	OFFICE FURNITURE AND EQUIPMENT	—	—	—		—

309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT

310	AIRCRAFT AND AIRPORT EQUIPMENT

311	OTHER COMPANY PROPERTY 3/	$1,527,070	$—			$1,527,070

	SUB-TOTAL	1,527,070	—	—	—	1,527,070

107	CONSTRUCTION WORK IN PROGRESS	—	—	—	—	—

	TOTAL	$1,527,070	$—	$—	$—	$1,527,070

1/	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE II - CONTINUED

2/	SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
NONE

TOTAL	—	—

3/ DESCRIBE OTHER COMPANY PROPERTY:

NONE
Equipment	$—	$304,908
Software Licenses	—	1,209,266
Trademark	—	12,896

TOTAL	$—	$1,527,070

4/	DESCRIBE CONSTRUCTION WORK IN PROGRESS:

Software Development

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND

AMORTIZATION OF COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCOUNT 403	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)1/	BALANCE AT CLOSE OF YEAR
301	ORGANIZATION

303	MISCELLANEOUS INTANGIBLE PLANT

304	LAND AND LAND RIGHTS

305	STRUCTURES AND IMPROVEMENTS

306	LEASEHOLD IMPROVEMENTS

307	EQUIPMENT 2/

308	OFFICE FURNITURE AND EQUIPMENT

309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT

310	AIRCRAFT AND AIRPORT EQUIPMENT

311	OTHER COMPANY PROPERTY 3/	$1,265,066	$68,213		$—	$1,333,279

	TOTAL	$1,265,066	$68,213	$—	$—	$1,333,279

1/	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments. Under Account 124 “Other Investments” state each investment separately, with description, including, the name of issuing company, number of shares or principal amount Under Account 136, “Temporary Cash Investments”, list each investment separately.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
123	INVESTMENT IN ASSOCIATE COMPANIES	$—	$—

124	OTHER INVESTMENTS	—	—

136	TEMPORARY CASH INVESTMENTS	—	—

	TOTAL	$—	$—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
146	ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES	$—	$—

	UNITIL Service Corp.	351,935	37,048

	TOTAL	$351,935	$37,048

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                        NONE

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed “Summary” listed below give an overall report of the fuel functions performed by the company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
152	FUEL STOCK EXPENSE UNDISTRIBUTED	$—	$—	$—

	TOTAL	$—	$—	$—

SUMMARY:     NOT APPLICABLE

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

ACCOUNT	DESCRIPTION	LABOR	EXPENSE	TOTAL
163	STORES EXPENSE UNDISTRIBUTED	$—	$—	$—

	TOTAL	$—	$—	$—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE VIII - UNBILLED AND ACCRUED REVENUE

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
173	ACCRUED REVENUE	$—	$76,143

	TOTAL	$—	$76,143

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
186	MISCELLANEOUS DEFERRED DEBITS	$—	$—

	TOTAL	$—	$—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the company during the year.

ACCOUNT	DESCRIPTION	BALANCE AT CLOSE OF YEAR
188	RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES	$—

	TOTAL	$—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL

INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD
				NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	10,000	$1.00	100	$100

ACCOUNT	DESCRIPTION				AMOUNT
207	PREMIUM ON COMMON STOCK				$9,900
211	MISCELLANEOUS PAID IN CAPITAL				4,890,000
215	APPROPRIATED RETAINED EARNINGS				—

	TOTAL				$4,899,900

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
216	UNAPPROPRIATED RETAINED EARNINGS	$(4,717,446)	$(140,221)	$—	$(4,857,667)

	TOTAL	$(4,717,446)	$(140,221)	$—	$(4,857,667)

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT	DESCRIPTION	NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	1/ DEDUCTIONS	BALANCE AT CLOSE OF YEAR
223	ADVANCES FROM ASSOCIATE COMPANIES	ADVANCES FROM ASSOCIATE					$—	$—	$—	$—

224	OTHER LONG-TERM DEBT:						—	—	—	—

							$—	$—	$—	$—

1/	GIVE AN EXPLANATION OF DEDUCTIONS:

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
233	NOTES PAYABLE TO ASSOCIATE COMPANIES
	Cashpool	$1,191,081	$1,119,981

	TOTAL	1,191,081	1,119,981

234	ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
	UNITIL Service Corp.	333,904	143,064

	TOTAL	333,904	143,064

242	MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
	Accrued Expenses	1,871	13,600

	TOTAL	$1,871	$13,600

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Selected Notes to the Financial Statements:

UNITIL Resources, Inc. (URI) is the Unitil Corporation’s wholly-owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States. Usource, Inc. and Usource L.L.C. (Usource) are wholly-owned subsidiaries of Unitil Resources, Inc. Usource provides energy brokering services, as well as related energy consulting services.

Please refer to the 2004 Unitil Corporation Form 10-K for additional disclosures.

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE XV - STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
	INCOME
451	Service revenue	$1,486,835	$1,147,964
451.01	Accrued service revenue	76,143
419	Interest Income	437	832
421	Miscellaneous income or loss

	Total Income	1,563,415	1,148,796

	EXPENSE
920	Salaries and wages	—	—
921	Office supplies and expenses	178,734	126,987
922	Administrative expense transfer - credit	—	—
923	Outside services employed	1,482,852	1,443,742
924	Property insurance	—	—
925	Injuries and damages	2,090	863
926	Employee pensions and benefits	—	—
928	Regulatory commission expense	—	—
930.1	General advertising expense	15,019	8,727
930.2	Miscellaneous general expense	13,050	11,927
931	Rents	—	—
932	Maintenance of structures and equipment	3,349	—
403	Depreciation and amortization expense	68,213	669,570
408	Taxes other than income taxes	660	1,395
409	Income taxes	(101,439)	(612,344)
410	Provision for deferred income taxes	13,321	21,595
411	Provision for deferred income taxes - credit	—	—
411.5	Investment tax credit	—	—
426.1	Donations	—	205
426.5	Other deductions	142	50
427	Interest on long-term debt	—	—
430	Interest on debt to associate companies	19,365	22,840
431	Other interest expense	—	—
555	Purchase Power Expense	(2,220)	(4,785)
904	Customer Accounting	10,500	90,000

	Total Expense	1,703,636	1,780,772

	Net Income or (Loss)	$(140,221)	$(631,976)

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING ASSOCIATE COMPANIES - ACCOUNT 451

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
NONE

TOTAL	$—	$—	$—	$—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

ANALYSIS OF BILLING NONASSOCIATE COMPANIES - ACCOUNT 451

NAME OF NONASSOCIATE COMPANY	DIRECT CHARGES	INDIRECT CHARGES	COMPENSATION FOR USE OF CAPITAL	TOTAL CHARGES	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
Non-Applicable	$—	$—	$—	$—	$—	$—

TOTAL	$—	$—	$—	$—	$—	$—

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

(a)	Brokering fees.

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
ACCOUNT NUMBER	DESCRIPTION OF ITEMS	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
Non-applicable
920	SALARIES AND WAGES			—			—	—	—	—
921	OFFICE SUPPLIES AND EXPENSES			—			—	—	—	—
922	ADMIN EXPENSE TRANS-CREDIT			—			—	—	—	—
923	OUTSIDE SERVICES EMPLOYED			—			—	—	—	—
924	PROPERTY INSURANCE			—			—	—	—	—
925	INJURIES AND DAMAGES			—			—	—	—	—
926	EMPLOYEE PENSIONS AND BENEFITS			—			—	—	—	—
928	REGULATORY COMMISSION EXPENSE			—			—	—	—	—
930.1	GENERAL ADVERTISING EXPENSE			—			—	—	—	—
930.2	MISC. GENERAL EXPENSE			—			—	—	—	—
931	RENTS			—			—	—	—	—
932	MAINT. OF STRUCT. & EQUIP.			—			—	—	—	—
403	DEPR. AND AMORT. EXPENSE			—			—	—	—	—
408	TAXES OTHER THAN INCOME			—			—	—	—	—
409	INCOME TAXES			—			—	—	—	—
410	PROV FOR DEF INC TAXES			—			—	—	—	—
411	PROV FOR DEF INC TAX CREDIT			—			—	—	—	—
411.5	INVESTMENT TAX CREDIT			—			—	—	—	—
419	INTEREST INCOME			—			—	—	—	—
426.1	DONATIONS			—			—	—	—	—
426.5	OTHER DEDUCTIONS			—			—	—	—	—
427	INTEREST ON LONG-TERM DEBT			—			—	—	—	—
431	OTHER INTEREST EXPENSE			—			—	—	—	—

	SUBTOTAL EXPENSES	—	—	—	—	—	—	—	—	—

COMPENSATION FOR USE OF EQUITY CAPITAL				—			—			—

430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	—	—	—	—	—	—	—	—	—

	TOTAL EXPENSES	—	—	—	—	—	—	—	—	—

421	MISCELLANEOUS INCOME	—	—	—	—	—	—	—	—	—

	TOTAL COST OF SERVICE	—	—	—	—	—	—	—	—	—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR FUNCTION

DEPARTMENT OR FUNCTION
ACCOUNT NUMBER	DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVERHEAD	NONE
920	SALARIES AND WAGES	—
921	OFFICE SUPPLIES AND EXPENSES	—		Non-applicable
922	ADMIN. EXPENSE TRANS-CREDIT	—
923	OUTSIDE SERVICES EMPLOYED	—
924	PROPERTY INSURANCE	—
925	INJURIES AND DAMAGES	—
926	EMPLOYEE PENSIONS AND BENEFITS	—
928	REGULATORY COMMISSION EXPENSE	—
930.1	GENERAL ADVERTISING EXPENSE	—
930.2	MISC. GENERAL EXPENSE	—
931	RENTS	—
932	MAINT. OF STRUCT. & EQUIP.	—
403	DEPR. AND AMORT. EXPENSE	—
408	TAXES OTHER THAN INCOME	—
409	INCOME TAXES	—
410	PROV. FOR DEF. INC. TAXES	—
411	PROV. FOR DEF. INC. TAX CREDIT	—
411.5	INVESTMENT TAX CREDIT	—
426.1	DONATIONS	—
426.5	OTHER DEDUCTIONS	—
427	INTEREST ON LONG-TERM DEBT	—
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	—
431	OTHER INTEREST EXPENSE	—

	TOTAL EXPENSES -	—	—	—	—	—	—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See page 19.

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE
		INCLUDED IN AMOUNTS BILLED TO			NUMBER PERSONNEL END OF YEAR
NAME OF DEPARTMENT (Indicate each department or function)	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES
Non-applicable

TOTAL	0	0	0	0	0

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	ADDRESS	RELATIONSHIP “A”= ASSOCIATE “NA”=NON ASSOCIATE	AMOUNT
Outside Services
UNITIL Service Corp.		A	$1,349,603

Outside Services - Legal
Various		NA	39,299

Outside Services - Other
Various		NA	93,950

TOTAL			$1,482,852

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
Non-applicable	$—

TOTAL	$—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account 930.1 “General Advertising Expenses,” classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class included an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Advertising	Adventures in Advertising	$7,040
	Massachusetts Electric	3,000
	Other	4,979

	TOTAL	$15,019

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account 930.02 “Miscellaneous General Expense”, classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT
Other	$13,050

TOTAL	$13,050

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

RENTS

ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account 931, “Rents” classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
Not Applicable

TOTAL	$—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES

ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, “Taxes Other Than Income Taxes”. Separate the analysis into two groups: (1) other than U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
Other than U.S. Government Tax:
NH BET Tax	$660

TOTAL	$660

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1, “Donations”, classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
None		$—

TOTAL		$—

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, “Other Deductions”, classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Tax Penalties		$142

TOTAL		$142

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

ORGANIZATION CHART

Organization Chart as of December 31, 2004

President	Todd R. Black
Controller & Treasurer	Laurence M. Brock
Asst. Treasurer	Charles J. Kershaw, Jr.
Secretary	Raymond J. Morrissey

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

METHODS OF ALLOCATION

SEE UNITIL SERVICE CORP. U-13-60

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable

ANNUAL REPORT OF UNITIL RESOURCES, INC.

For the Year Ended December 31, 2004

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,

UNITIL Resources, Inc.

(Name of Reporting Company)

By: /s/ Laurence M. Brock

Laurence M. Brock, Controller and Treasurer

Date: April 26, 2005